SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 5, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated August 5, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 5, 2005

SUCANON REVENUES IN JULY EXCEED PREVIOUS SEVEN-MONTH TOTAL

Vancouver, B.C., August 5, 2005 - Biotech Holdings (the "Company", "Biotech Holdings", BIO:TSX.V; BIOHF:OTCBB) has announced that revenues from Sucanon in July exceed the value of revenues in the preceding seven months combined.

We are pleased to report that revenues for July totaled $102,036 US compared to $99,904 US for the preceding seven months combined, as reported July 14, 2005.

The revenues for the seven months from December 2004 through June 30, 2005 will be reported as sales in the quarter ending June 30, 2005 due to revenue recognition policies as described in the amended December 31, 2004 quarterly report and the Management Discussion and Analysis appended thereto, setting May 26, 2005 as the date of revenue recognition to fulfill advertising support agreements with customers. During the period from December 2004 through July 2005, the wholesale price per package has not changed.

Of the $99,904 US in shipments recorded in the period to June 30, 2005, approximately 29% had been received as of August 1, 2005. The company has experienced some collection difficulties due to the complexities of collection in international business dealings but the company is comfortable that any collections outside the 60-day term will be completed. July sales of $102,036 US are expected to be received within 45-day and 60-day credit terms.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp.

Biotech Holdings^ head office is in Richmond, British Columbia. Biotech Holdings shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com/.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange does not accept any responsibility for the adequacy or accuracy of the release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.